FPB BANCORP, INC.

July 19, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Eric Envall, Esq.
Michael Clampitt, Esq.

Re:	Form S-1 Registration Statement under the Securities Act of 1933 as filed by FPB Bancorp, Inc., File No. 333-167106

Gentlemen:

Pursuant to 17 C.F.R. Section 230.461, FPB Bancorp, Inc., by and through its duly authorized officer, hereby requests acceleration of the effective date of the above referenced Registration Statement to 12:00 P.M., July 21, 2010, or as soon as practicable thereafter. In connection with this request, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to our filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in our filing; and

•	We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you in advance for your consideration of our request.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles
Chief Executive Officer

cc:	A. George Igler, Esq.
Gregory C. Yadley, Esq.